UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Press Release

Cadeler takes delivery of first A-class vessel and enters new strategic chapter in offshore foundations

Copenhagen, 25 September 2025 – Cadeler today announces the successful delivery of its first A-class vessel, Wind Ally, delivered on budget and ahead of schedule.

Wind Ally becomes the ninth vessel on the water in Cadeler’s growing fleet of next-generation wind installation vessels (WIV). After her scheduled mobilisation, she will head directly into operations installing foundations at Ørsted’s Hornsea 3 offshore wind farm in the North Sea. For the first time, Cadeler will take on the entire transport and installation (T&I) scope for offshore monopile foundations – a strategic step that positions the company as a full-service provider in the foundations market.

Mikkel Gleerup, CEO of Cadeler, comments: “With Wind Ally now delivered ahead of schedule and immediately deployed to this landmark project, we are taking a decisive step into a new chapter for Cadeler. Over the past year, we have built the needed capabilities to take on the full foundations scope. Establishing an entirely new department of dedicated specialists and investing in the design of vessels tailored for XXL monopiles has been a huge effort across the company. Hornsea 3 will be the first project where we bring all of this preparation together, and I am proud that we now stand ready to deliver the complete T&I of foundations as a trusted and long-term partner to Ørsted.”

The new vessel has been under construction for two years at the Cosco shipyard in Qidong, China. It has been delivered ahead of schedule, within budget, and with a strong safety record during construction accumulating more than 3.5 million safe working hours. The design is a result of close cooperation between Cadeler and its key partners, including COSCO, GustoMSC, NOV, Kongsberg, Huisman, and MAN Energy.

Wind Ally was officially named at a naming ceremony on the 24 September. The ceremony was attended by senior leaders and crew representatives from Cadeler, alongside partners and key stakeholders, celebrating the naming and successful construction of the company’s first A-class vessel. Earlier today, the vessel was officially delivered to Cadeler, marking a significant milestone in the company’s fleet expansion.

Unique capabilities for next-generation foundations

The A-class design is tailored to meet the increasing size and complexity of offshore wind turbines and foundations. With a deck space of 5,600 m², payload exceeding 18,000 tonnes, and a main crane capable of lifting above 3,300 tonnes at 39 meters, Wind Ally can transport and install up to six sets of XXL monopile foundations per load. This efficiency reduces the number and total duration of transits, accelerates efficiency during installation, and enhances safety and sustainability across projects. The vessel can accommodate up to 130 crew members and installation technicians. The hybrid design of the A-class vessels allows swift conversion between foundation installation and wind turbine generator installation. This unique combination of capacity and flexibility makes the A-class unmatched in the market today.

Expanding the fleet for the future

Wind Ally is the first of three A-class newbuilds ordered by Cadeler. Her sister vessel, Wind Ace, is scheduled for delivery in the second half of 2026, followed by Wind Apex in 2027. Cadeler is fully on track with its fleet expansion strategy and, by mid-2027, the company will operate a 12-vessel fleet – the largest and most versatile in the offshore wind industry – offering greater flexibility and execution certainty for its global client base.

Hornsea 3 – a record-breaking wind farm

When completed, Hornsea 3 will become the single largest offshore wind farm in the world. It will deliver 2.9 GW of renewable energy, enough to power more than three million UK homes. Cadeler will be an important contributor to the project, delivering the full foundation transportation and installation scope and installing half of the associated wind turbines.

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Mikkel Gleerup, CEO of Cadeler, comments: “With three Cadeler vessels on hire to deliver both the foundation and turbine transportation and installation scopes, we are proud to play a pivotal role in Ørsted’s ambitious Hornsea 3 project. This project builds on a strong partnership that spans more than a decade. It is a natural continuation of the trust and collaboration we have built together.”

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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